PROCEPT BioRobotics Reports First Quarter 2024 Financial Results and Increases 2024 Revenue Guidance

SAN JOSE, Calif., May 1, 2024 -- PROCEPT® BioRobotics Corporation (Nasdaq: PRCT) (the “Company”), a surgical robotics company focused on advancing patient care by developing transformative solutions in urology, today reported unaudited financial results for the quarter ended March 31, 2024.

Recent Highlights

•Total revenue of $44.5 million for the first quarter of 2024, an increase of 83% compared to the prior year period in 2023
•U.S. handpiece and consumables revenue of $23.6 million for the first quarter of 2024, an increase of 101% compared to the prior year period in 2023
•Sold 38 U.S. robotic systems in the first quarter of 2024
•U.S. system and rental revenue of $14.2 million for the first quarter of 2024, an increase of 62% compared to the prior year period in 2023
•International revenue of $4.3 million for the first quarter of 2024, an increase of 65% compared to the prior year period in 2023
•Increased fiscal year 2024 total revenue guidance to $213.5 million

“We started 2024 with strong revenue growth exceeding 80% and demonstrated disciplined management of operating expenses throughout the first quarter. Now firmly in our San Jose facility, we are in a great position to continue leveraging overhead expenses to improve gross margins throughout the year,” said Reza Zadno, Chief Executive Officer. “With an expanded and more tenured commercial team and growing demand for Aquablation therapy, we are confident in hitting our long-term growth targets.”

First Quarter 2024 Financial Results

Total revenue for the first quarter of 2024 was $44.5 million, an increase of 83% compared to the prior year period. U.S. revenue was $40.2 million dollars, representing growth of 85% compared to the prior year period. The increase was primarily driven by system sales to new hospital customers and increased handpiece revenue. U.S. handpiece and consumable revenue for the first quarter of 2023 was $23.6 million, an increase of 101% compared to the prior year period. First quarter of 2024 monthly utilization per account of 6.8 increased approximately 8% compared to the prior year period. U.S. system revenue for the first quarter of 2024 was $14.2 million, an increase of 62% compared to the prior year period. As of March 31, 2024, the install base of AquaBeam Robotic Systems in the U.S. was 354 systems. International revenue was $4.3 million for the quarter, an increase of 65% compared to the prior year period.

Gross margin for the first quarter 2024 was 56% compared to 51% in the prior year period and 49% in the fourth quarter of 2023. Gross margin expansion in the first quarter was due to strong operational execution and improved overhead absorption, along with revenue overachievement.

Operating expenses in the first quarter of 2024 were $52.7 million, compared with $40.9 million in the prior year period. The increase was driven by increased sales and marketing expenses primarily to expand the commercial organization and variable compensation expense, increased research and development expenses and general and administrative expenses.

Net loss was $26.0 million for the first quarter of 2024, compared to a loss of $28.5 million in the prior year period. Adjusted EBITDA was a loss of $20.4 million for the first quarter of 2024, compared to a loss of $23.9 million in the prior year period.

Cash and short-term investments as of March 31, 2024, totaled $225.6 million, while long-term borrowings totaled $52.0 million.

Full Year 2024 Financial Guidance

•The Company projects revenue for the full year 2024 to be $213.5 million, which represents 57% growth over the Company’s prior year revenue. This compares to previous revenue guidance of $210.0 million.
•The Company projects full year 2024 gross margin to be approximately 58% to 59%. This compares to previous guidance of approximately 57% to 59%.

•The Company projects full year 2024 total operating expense of approximately $231.5 million, which is unchanged from previously issued guidance.
•The Company projects full year 2024 Adjusted EBITDA loss to be ($70.0) million. This compares to previous guidance of ($73.0) million.

Adjusted EBITDA is a financial measure that is not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For more information about the Company’s use of non-GAAP financial measures, please see the section below titled “Use of Non-GAAP Financial Measures (Unaudited).”

Webcast and Conference Call Information
PROCEPT BioRobotics will host a conference call to discuss the first quarter 2024 financial results on Thursday, May 1, 2024, at 8:00 a.m. Eastern Time.

Investors interested in listening to the conference call may do so by following one of the below links:
•Webcast link for interested listeners:
◦https://edge.media-server.com/mmc/p/2ag2438d/
•Dial-in registration for sell-side research analysts:
◦https://register.vevent.com/register/BI45f305acae75480b8cd3b6d5463826de

About PROCEPT BioRobotics Corporation
PROCEPT BioRobotics is a surgical robotics company focused on advancing patient care by developing transformative solutions in urology. PROCEPT BioRobotics develops, manufactures and sells the AquaBeam Robotic System, an advanced, image-guided, surgical robotic system for use in minimally invasive urologic surgery with an initial focus on treating benign prostatic hyperplasia, or BPH. BPH is the most common prostate disease and impacts approximately 40 million men in the United States. PROCEPT BioRobotics designed Aquablation therapy to deliver effective, safe and durable outcomes for males suffering from lower urinary tract symptoms, or LUTS, due to BPH that are independent of prostate size and shape or surgeon experience. The Company has developed a significant and growing body of clinical evidence, which includes nine clinical studies and over 150 peer-reviewed publications, supporting the benefits and clinical advantages of Aquablation therapy.

Use of Non-GAAP Financial Measures (Unaudited)
This press release references Adjusted EBITDA, a financial measure that is not prepared in accordance with generally accepted accounting principles in the United States (GAAP). The Company defines Adjusted EBITDA as earnings before interest expense, taxes, depreciation and amortization and stock-based compensation. Non-GAAP financial measures are not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any other performance measures derived in accordance with GAAP.

The Company believes that presenting Adjusted EBITDA provides useful supplemental information to investors about the Company in understanding and evaluating its operating results, enhancing the overall understanding of its past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by its management in financial and operational decision making. However, there are a number of limitations related to the use of non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore any non-GAAP measures the Company uses may not be directly comparable to similarly titled measures of other companies.

Forward Looking Statements
This release contains forward‐looking statements within the meaning of federal securities laws, including with respect to the Company’s projected financial performance for full year 2024, statements regarding the potential utilities, values, benefits and advantages of Aquablation® therapy performed using PROCEPT BioRobotics’ products, including AquaBeam® Robotic System, which involve risks and uncertainties that could cause the actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are only predictions based on our current expectations, estimates, and assumptions, valid only as of the date they are made, and subject to risks and uncertainties, some of which we are not currently aware. Forward-looking statements may include statements regarding financial guidance, market opportunity and penetration, the Company’s possible or assumed future results of operations, including descriptions of the Company’s revenues, gross margin, profitability, operating expenses, installed base growth, commercial momentum, reimbursement coverage, overall business strategy, or information regarding the impact of other global events on the Company and its operations. Forward‐looking statements should not be read as a guarantee of future performance or results and may not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. These forward‐looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward‐looking statements as a result of these risks and uncertainties. These risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s annual report on Form 10-K filed with the SEC on February 28, 2024. PROCEPT BioRobotics does not undertake any obligation to update forward‐looking statements and expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward‐looking statements contained herein. These forward-looking statements should not be relied upon as representing PROCEPT BioRobotics’ views as of any date subsequent to the date of this press release.

Important Safety Information
All surgical treatments have inherent and associated side effects. For a list of potential side effects visit https://aquablation.com/safety-information/

Investor Contact:
Matt Bacso
VP, Investor Relations and Business Operations
m.bacso@procept-biorobotics.com

PROCEPT BioRobotics Corporation
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share data)

	Three Months Ended March 31,
	2024	2023
Revenue	$44,539	$24,404
Cost of sales	19,505	11,913
Gross profit	25,034	12,491
Operating expenses:
Research and development	13,084	10,737
Selling, general and administrative	39,599	30,131
Total operating expenses	52,683	40,868
Loss from operations	(27,649)	(28,377)
Interest expense	(1,045)	(886)
Interest and other income, net	2,737	779
Net loss	$(25,957)	$(28,484)
Net loss per share, basic and diluted	$(0.51)	$(0.63)
Weighted-average common shares used to
Compute net loss per share attributable to
Common shareholders, basic and diluted	51,011	45,066

PROCEPT BioRobotics Corporation
RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(Unaudited, in thousands)

	Three Months Ended March 31,
	2024	2023
Net loss	$(25,957)	$(28,484)
Depreciation and amortization expense	1,184	793
Stock-based compensation expense	$6,256	3,724
Interest (income) and interest expense, net	(1,838)	49
Adjusted EBITDA	$(20,355)	$(23,918)

PROCEPT BioRobotics Corporation
RECONCILIATION OF GAAP NET LOSS TO ADJUSTED 2024 EBITDA Guidance
(Unaudited, in thousands)

2024
Net loss	$(100,000)
Depreciation and amortization expense	5,645
Stock-based compensation expense	31,500
Interest (income) and interest expense, net	(7,145)
Adjusted EBITDA	$(70,000)

PROCEPT BioRobotics Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands)

	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$225,576	$257,222
Accounts receivable, net	56,081	48,376
Inventory	41,622	39,756
Prepaid expenses and other current assets	5,907	5,213
Total current assets	329,186	350,567
Restricted cash, non-current	3,038	3,038
Property and equipment, net	28,488	28,748
Operating lease right-of-use assets, net	19,892	20,241
Intangible assets, net	1,136	1,204
Other assets	1,160	919
Total assets	$382,900	$404,717

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$10,084	$13,499
Accrued compensation	11,469	16,885
Deferred revenue	5,860	5,656
Operating leases, current	1,701	1,683
Loan facility derivative liability, current	1,914	1,886
Other current liabilities	7,622	6,318
Total current liabilities	38,650	45,927
Long-term debt	51,371	51,339
Operating leases, non-current	28,315	26,182
Other liabilities	517	517
Total liabilities	118,853	123,965

Stockholders’ equity:
Additional paid-in capital	744,463	735,240
Accumulated other comprehensive gain	113	84
Accumulated deficit	(480,529)	(454,572)
Total stockholders’ equity	264,047	280,752
Total liabilities and stockholders’ equity	$382,900	$404,717

PROCEPT BioRobotics Corporation
REVENUE BY TYPE AND GEOGRAPHY
(Unaudited, in thousands)

	Three Months Ended March 31,
	2024	2023
U.S.
System sales and rentals	$14,236	$8,770
Handpieces and other consumables	23,618	11,770
Service	2,347	1,235
Total U.S. revenue	40,201	21,775
Outside of U.S.
System sales and rentals	1,740	1,469
Handpieces and other consumables	2,343	906
Service	255	254
Total outside of U.S. revenue	4,338	2,629
Total revenue	$44,539	$24,404